Exhibit 99.4

Dan Mapes and Karl Friston to Keynote the NL AIC Conference in Utrecht, Holland

VANCOUVER, British Columbia, April 11, 2023 -- VERSES AI Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in next generation Artificial Intelligence is pleased to announce that VERSES Co-Founder and President, Dan Mapes and Chief Scientist, Karl Friston, will be featured as keynote speakers at the Dutch AI Congress Conference (NL AIC) taking place on Wednesday, April 12th 2023 at Jaarbeurs in Utrecht, Holland.

To learn more about the conference, keynotes and other speakers, please visit the link below.

https://nlaic.com/nl-aic-evenement-2023/

About NL AIC
The Netherlands AI Coalition is a public-private partnership in which the government, the business sector, educational and research institutions, as well as civil society organizations collaborate to accelerate and connect AI developments and initiatives. The ambition is to position the Netherlands at the forefront of knowledge and application of AI for prosperity and well-being. We are continually doing so with due observance of both the Dutch and European standards and values. The NL AIC functions as the catalyst for AI applications in our country.

More information can be found on nlaic.com.

About VERSES
VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES flagship offering, GIA™, is an Intelligent Assistant for everyone powered by KOSMOS™, a network operating system enabling distributed intelligence. Built on open standards, KOSMOS transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and Twitter.

On Behalf of the Company
Gabriel René
VERSES Technologies Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120